Exhibit 99.3*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

MARKETABLE SECURITIES – OTHER INVESTMENTS

Schedule IV

December 31, 2004

	Number of			Amount at Which
	Shares/Principal			The Portfolio is
Name of Issuer and Title	Amount of			Carried in the
of Issuer	Bonds	Costs	Market Value	Books
Haemacure Corp.	1,500	$ 383	$ 520	$ 383

As per the attached financial statements, the following investments were held at the end of December 31, 2004:

Investments = $383